

August 20, 2010

Michael G. Medzigian
Chief Executive Officer
c/o W. P. Carey & Co. LLC
50 Rockefeller Plaza
New York, New York 10020

      Re: **Carey Watermark Investors Incorporated**
              Amendment No. 4 to Registration Statement on Form S-11
              Filed August 6, 2010
              File No. 333-149899

Dear Mr. Medzigian:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

1.   We note your response to comment 2 of our letter dated July 30, 2010 and continue to note that the summary is 24 pages long and that you currently repeat a lot of information in your summary section that appears in the body of the prospectus. Please revise to limit your summary section to a summarization of those aspects of the offering that are the most significant, highlight those points in clear, plain language and eliminate repetitive disclosure.

Ex. 5.1 Legal Opinion

2.   Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to "Maryland General Corporation Law" includes the statutory provisions and also all applicable provisions of the Maryland Constitution

and reported judicial decisions interpreting these laws. Please file counsel's written confirmation as correspondence on the EDGAR system.

Ex. 8.1 Tax Opinion

3.	Please have counsel update its opinion, if necessary, for any additional pre-effective amendments.

4.	The opinion assumes that each party who has executed or adopted, or will execute or adopt, the documents had, or will have, the property authority and capacity, and that the Certificate of Representations has been executed by an appropriate and authorized officer. It is not appropriate for counsel to assume either of these with respect to the registrant, as these are material facts underlying the opinion and facts that are ascertainable by counsel. Please have counsel provide a revised opinion.

Sales Materials

Creating Value in the Lodging Industry

5.	We note your revised disclosure on page 2 regarding W.P. Carey and CPA programs having never missed a quarterly payment and no full term investor having ever lost money in any CPA program. Please revise to provide with equal prominence the disclosure of the adverse business developments experienced by W.P. Carey and CPA programs.

6.	We note your revisions on page 3 that the maximum leverage allowed for by the portfolio is 75%. Please further revise your disclosure, for consistency with the disclosure in the prospectus, to state that your organizational documents permit you to incur maximum leverage of up to 75% of the total costs of your investments, or 300% of your net assets, or a higher amount with the approval of a majority of your independent directors.

7.	On pages 6-7 you state that you "seek to employ aggressive portfolio and asset-specific management to enhance value and returns." Please revise to describe what types of aggressive portfolio and asset-specific management you will employ to enhance value and returns.

Sales Materials for Financial Advisors and for Potential Investors

8.	Please revise all current and future sales materials to remove the term "Investment Considerations" and replace it with the term "Risk Factors."

9.	Please revise the Investment Highlights section of the Fact Sheet to disclose the minimum offering size.

10.   Please revise the Interim Liquidity Alternatives section of the Fact Sheet to disclose that you may amend, suspend or terminate the redemption plan at any time and that you are not required to provide advance notice of any decision to amend, suspend, terminate, change or waive limitations under the redemption plan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Dan Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Kathleen L. Werner (via facsimile)